--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                        SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                 SCHEDULE 13E-3
                        Rule 13e-3 Transaction Statement
                               (Amendment No. 1)

       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                             ---------------------

                      HENDERSON CITIZENS BANCSHARES, INC.
                                (Name of issuer)

                      HENDERSON CITIZENS BANCSHARES, INC.
                      (Name of person(s) filing statement)

                             ---------------------

                    Common Stock, par value, $5.00 per share
                         (Title of class of securities)
                                  42474A 10 6
                     (CUSIP number of class of securities)

                              MILTON S. MCGEE, JR.
                                   President
                      Henderson Citizens Bancshares, Inc.
                      201 West Main Street, P.O. Box 1009
                              Henderson, TX  75653
                                 (903) 657-8521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                             ---------------------

                                   Copy To:
                                BRIAN R. MAREK
               Jenkens & Gilchrist, a Professional Corporation
                                  Suite 3200
                               1445 Ross Avenue
                              Dallas, Texas 75202
                                (214) 855-4500

                             ---------------------

    This Statement is filed in connection with (check the appropriate box):

    / / (a) The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.
    / /  (b)  The filing of a registration statement under the Securities Act of 1933.
    /X/  (c)  A tender offer.
    / /  (d)  None of the above.

    Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: / /

--------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
           TRANSACTION VALUATION                AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
            $2,030,000.00 (1)                       $0.00 (2)
--------------------------------------------------------------------------------

    (1) The filing fee comprises one-fiftieth of one percent of the aggregate transaction value of $2,030,000.00. This amount is based upon the purchase of 140,000 shares at the maximum tender offer price per share of $14.50.

    (2) The entire filing fee of $406.00 is offset by the filing fee paid by the Company in connection with its Schedule 13E-4 filed with the Commission on October 15, 1997.

/X/ Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

              Amount Previously Paid:       $406.00

              Form or Registration No.:     Schedule 13E-4

              Filing Party:                 Henderson Citizens Bancshares, Inc.

              Date File:                    October 15, 1997

    This Amendment No. 1 amends and supplements the Rule 13E-3 Transaction Statement on Schedule 13E-3 dated October 15, 1997 (the "Schedule 13E-3") filed by Henderson Citizens Bancshares, Inc., a Texas corporation (the "Company"), pursuant to Section 13(e) of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 13e-3 thereunder in connection with the tender offer by the Company to purchase up to 140,000 shares of its Common Stock, par value $5.00 per share (the "Shares"), at a price, net to the seller in cash, of $14.50 per Share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase") and the related Letter of Transmittal (the "Letter of Transmittal," together with the Offer to Purchase, the "Offer"). Terms defined in the Schedule 13E-3 and not separately defined herein shall have the meanings specified in the Schedule 13E-3.

    The Offer to Purchase, a copy of which was previously filed as Exhibit
(d) to the Schedule 13E-3, previously described that "The Company believes that its purchase of Shares pursuant to the Offer may result in the Common Stock becoming eligible for suspension of its reporting requirements under the Exchange Act." For the reasons expressed in the Letter to Shareholders dated November 10, 1997 from the Company amending certain terms of Offer to Purchase, a copy of which is included as herewith as Exhibit 99.(d) and as
Exhibit 99.(a)(2) to the Company's Amendment No. 1 to its Issuer Tender Offer Statement on Schedule 13E-4, included herewith as Exhibit 99.(g), each of which exhibits are incorporated herein by reference, the Board of Directors of the Company no longer believes the quoted statement in the Offer to Purchase to be true. Among other modifications described in the Letter to Shareholders, the terms of the Offer to Purchase were amended to include a condition to the Offer to provide that the Company will terminate the Offer in the event that the acceptance of all shares tendered in the Offer would thereby cause the Company to have fewer than 300 shareholders of record.

    Accordingly, the Company hereby withdraws its Schedule 13E-3 by means of this Amendment No. 1.

ITEM 17.  MATERIAL TO BE FILED AS EXHIBITS.

    (d) Form of Letter to Shareholders of the Company from Milton S. McGee, Jr., dated November 10, 1997.

    (g)  Amendment No. 1 to Issuer Tender Offer Statement on Schedule 13E-4.





                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  HENDERSON CITIZENS BANCSHARES, INC.


                                  By: /s/ Rebecca G. Tanner
                                      -----------------------------
                                  Name:   Rebecca G. Tanner
                                  Title:  Chief Accounting Officer

Dated: November 11, 1997

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

99.(d)        Form of Letter to Shareholders of the Company from Milton S.
              McGee, Jr., dated November 10, 1997.

99.(g)        Amendment No. 1 to Issuer Tender Offer Statement on Schedule
              13E-4.

                                  EXHIBIT 99.(d)

             [ON LETTERHEAD OF CITIZENS HENDERSON BANCSHARES, INC.]

                               November 10, 1997

             - IMPORTANT INFORMATION REGARDING THE TENDER OFFER -


Dear Shareholder:

    Last month, we mailed to all of the shareholders of Henderson Citizens Bancshares, Inc. (the "Company") an Offer to Purchase dated October 15, 1997 and related Letter of Transmittal (which together constitute the "Offer") in connection with the Company's tender offer to purchase up to 140,000 shares of its common stock (the "Shares") at a price of $14.50 net per share to the seller in cash. A number of you have tendered your Shares, and we appreciate your participation in the Offer. All of our shareholders, even those who have already tendered their Shares, should be advised that, for the reasons described herein, the Offer, which was originally scheduled to expire on November 12, 1997, has been extended so as to expire on Thursday, November 20, 1997, at 10:00 a.m., Central Standard Time (the "Extended Expiration Date").

    As described in detail below, we have made a few refinements to the terms of the Offer - none of which, however, affect the price being offered for your Shares, the method by which you may tender your Shares, or your right to withdraw from the Offer. Please note that if you have already tendered your Shares to the Company you need not do anything if you wish to have your Shares purchased by the Company. If you have not already tendered your Share and you wish to do so, you may tender your Shares to the Company until the Extended Expiration Date in accordance with the instructions described in the Offer. You may continue to use the "blue" Letter of Transmittal which you received with the Offer to Purchase last month.

    The discussion under the numbered paragraphs in this letter correspond to the numbered sections to the Offer to Purchase.

1. PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER; PLANS OF THE COMPANY AFTER THE OFFER

    Among other features, Section 1 to the Offer to Purchase generally described the effect that the tender offer transaction may have on the market for your Shares following conclusion of the Offer. In particular, we note that the fifth paragraph of Section 1 to the Offer to Purchase states that "The Company believes that its purchase of Shares pursuant to the Offer may result in the Common Stock becoming eligible for suspension of its reporting requirements under the Exchange Act." As described in Section 1, in order to suspend its reporting obligations under the Exchange Act the Company must have fewer than 300 shareholders of record. As of the date of this letter, the Company has approximately 462 shareholders of record. Thus, in order for the Company to be eligible to suspend reporting under the Exchange Act, a minimum of 163 shareholders would have to tender all of their Shares in the Offer. Only 24 shareholders have tendered their Shares to date, and with the Tender Offer scheduled to expire within the next couple of days, the Board of Directors of the Company no longer believes the quoted statement above to be true.

    Accordingly, the Company believes that its repurchase of shares of common stock in the Offer will NOT result in the common stock of the Company becoming eligible for suspension of the reporting requirements under the Exchange Act. Accordingly, the last sentence of the fifth paragraph and the entire sixth paragraph of Section 1 to the Offer to Purchase should be disregarded as they are no longer applicable. So long as the Company maintains more than 300 record shareholders, it will continue to satisfy its reporting obligations under the Exchange Act.

SECTION 4 - NUMBER OF SHARES; PRORATION: EXTENSION OF THE OFFER
SECTION 5 - TENDERS BY HOLDERS OF FEWER THAN ONE HUNDRED (100) SHARES

    The second paragraph of Section 4 to the Offer to Purchase generally describes the method by which the Company will purchase Shares in the event that more than 140,000 Shares are validly tendered in the Offer - an oversubscription. Please be advised that subparagraph (b) to the second paragraph of Section 4 to the Offer to Purchase should be disregarded. Accordingly, in the event of oversubscription, shareholders who would own fewer than 100 Shares after giving effect to the intended prorationing will not be given a purchase preference as previously described. It is important to note, however, that this change will only have any operative effect in the event the Offer is oversubscribed, which the Company currently believes to be unlikely.

    The preference given to holders of fewer than 100 shares who tender all of their Shares in the Offer will continue to be given effect in the event of oversubscription. However, the Company will no longer limit this preference only to those shareholders who beneficially owned fewer than 100 Shares as of September 30, 1997, but will offer the preference to all shareholders owning fewer than 100 shares through the Extended Expiration Date. Accordingly, please disregard any reference to "September 30, 1997" found in Section 5 and the second paragraph to Section 4 of the Offer to Purchase. Thus, in the event of oversubscription, the Company will give effect to this preference to any shareholder owning beneficially an aggregate of less than 100 Shares and who tenders all such Shares. Again, this change would only have any operative effect in the event the Offer is oversubscribed, which the Company currently believes to be unlikely.

SECTION 9 - CONDITIONAL TENDER OF SHARES

    Section 9 generally describes the mechanism whereby a shareholder may tender Shares on the condition that the Company accept for purchase a minimum number of the Shares so tendered, if any are to be purchased. In the event of oversubscription and prorationing, please be advised that the Company will accept conditional tenders only after the Company first accepts all securities tendered by shareholders not electing to make a conditional tender. Again, this change would only have any operative effect in the event the Offer is oversubscribed, which the Company currently believes to be unlikely.

SECTION 10  - CERTAIN CONDITIONS OF THE OFFER

    In support its belief that the Offer is not likely to result in the Company having fewer than 300 shareholders of record, the Board of Directors has decided to implement an appropriate safeguard - a condition to the Offer providing that the Company will terminate the Offer in the event that the acceptance of all shares tendered in the Offer would thereby cause the Company to have fewer than 300 shareholders of record.

    Accordingly, the first paragraph of Section 10 to the Offer to Purchase is amended and restated in its entirety to, among other refinements, provide for a new subparagraph (e) as follows:

    "Notwithstanding any other term of the Offer, the Company may, at its option, withdraw the Offer and shall not be required to accept for payment or purchase or pay for any Shares tendered, if, before termination of the Offer, any of the following events shall have occurred (or shall have been determined by the Company to have occurred) that, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

         (a) there shall have been instituted or threatened any action or proceeding before any court or administrative agency which (i) challenges the acquisition of Shares pursuant to the Offer or otherwise relates in any manner to the Offer or (ii) in the judgment of the Company could otherwise materially and adversely affect the Company; or

         (b) any action shall have been taken, or any statute, rule, regulation or order shall have been proposed, enacted, enforced, or deemed to be applicable to the Offer, by any government or governmental agency or other regulatory administrative authority, domestic or foreign, which, in the judgment of the Company would or might prohibit, restrict or delay consummation of the Offer or materially impair the contemplated benefits of the Offer to the Company; or

         (c) there shall have occurred any commencement of armed hostilities directly or indirectly involving the United States or there shall have occurred any national emergency, banking moratorium or suspension of payments by banks in the United States; or

         (d) any change shall occur or be threatened in the business, condition (financial or otherwise), operations, stock ownership, or prospects of the Company or either of the Subsidiary Banks, which, in the judgment of the Company, is or may be material to the Company or either of the Subsidiary Banks, any of which, in the reasonable judgment of the Company, makes it inadvisable to proceed with such acceptance, purchase or payment; or

         (e) the acceptance by the Company of all Shares validly tendered pursuant to the Offer shall immediately result in the Company having fewer than 300 shareholders of record.

    If you have any questions regarding any of the foregoing information or the mechanics for properly tendering your Shares to the Company, please call me at (903) 657-8521.

                                  Very truly yours,

                                  HENDERSON CITIZENS BANCSHARES, INC.

                                  /s/ Milton S. McGee, Jr.

                                  Milton S. McGee, Jr.
                                  Chairman of the Board

                                  EXHIBIT 99.(g)

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                             ---------------------

                                SCHEDULE 13E-4
                        Issuer Tender Offer Statement
                              (Amendment No. 1)

     (Pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934)

                             ---------------------

                     HENDERSON CITIZENS BANCSHARES, INC.
                               (Name of issuer)

                     HENDERSON CITIZENS BANCSHARES, INC.
                     (Name of Person(s) Filing Statement)

                             ---------------------

                   Common Stock, par value, $5.00 per share
                        (Title of Class of Securities)
                                 42474A 10 6
                                 -----------
                    (CUSIP Number of Class of Securities)

                             MILTON S. MCGEE, JR.
                                  President
                     Henderson Citizens Bancshares, Inc.
                     201 West Main Street, P.O. Box 1009
                             Henderson, TX  75653
                                (903) 657-8521
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person(s) filing statement)

                               October 15, 1997
     (Date tender offer first published, sent or given to security holders)

                             ---------------------

                                   Copy To:
                                BRIAN R. MAREK
               Jenkens & Gilchrist, a Professional Corporation
                                  Suite 3200
                               1445 Ross Avenue
                              Dallas, Texas 75202
                                (214) 855-4500

                             ---------------------

--------------------------------------------------------------------------------
                           CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
        TRANSACTION VALUATION*                   AMOUNT OF FILING FEE
--------------------------------------------------------------------------------
             $2,030,000                                 $406.00
--------------------------------------------------------------------------------

    * Calculated solely for purposes of determining the filing fee, based upon the purchase of 140,000 shares at the maximum tender offer price per share of $14.50.

    X Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

         Amount Previously Paid: 406.00              Filing Party: Henderson Citizens Bancshares, Inc.

         Form or Registration No.: Schedule 13E-4    Date File: October 15, 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    This Amendment No. 1 amends and supplements the Rule 13E-4 Issuer Tender Offer Statement on Schedule 13E-4 dated October 15, 1997 (the "Schedule 13E-4"), filed by Henderson Citizens Bancshares, Inc., a Texas corporation (the "Company"), in connection with the Company's offer to purchase up to 140,000 shares of its common stock, $5.00 par value per share (the "Shares"), at a price, net to the seller in cash, of $14.50 per Share, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 15, 1997 (the "Offer to Purchase"), and the related Letter of Transmittal (which together with the Offer to Purchase, constitutes the "Offer"), copies of which were previously filed as Exhibits
(a)(1) and (a)(2) to the Schedule 13E-4, respectively, and incorporated by reference therein. Terms defined in the Schedule 13E-4 and not separately defined herein shall have the meaning specified in the Schedule 13E-4.

    The following information amends the information previously included in the Schedule 13E-4.

ITEM 9.  MATERIAL TO BE FILED AS EXHIBITS.

(a)(6) Form of Letter to Shareholders of the Company from Milton S. McGee, Jr., dated November 10, 1997.





                                   SIGNATURE

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                  HENDERSON CITIZENS BANCSHARES, INC.


                                  By: /s/ Rebecca G. Tanner
                                      ----------------------------
                                  Name:   Rebecca G. Tanner
                                  Title:  Chief Accounting Officer

Dated: November 11, 1997

                                 EXHIBIT INDEX

EXHIBIT
NUMBER                            DESCRIPTION
-------                           -----------

99.(a)(6)     Form of Letter to Shareholders of the Company from Milton S.
              McGee, Jr., dated November 10, 1997.




















                                      13